Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

2 Mac Crawford Chairman, President and CEO JP Morgan 25 Annual Healthcare Conference January 10, 2007 Creating the Premier Pharmaceutical Services and Integrated Healthcare Provider th

Cautionary Statement Regarding
Forward-Looking Statements
This document contains certain forward-looking statements about Caremark and CVS.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements.  Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated.  These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.  These forward-looking statements are subject to numerous risks and uncertainties.  The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur.  You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC.  These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.
This presentation may include certain non-GAAP financial measures as defined under SEC rules.  A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to Caremark’s latest quarterly earnings press release and certain supplemental information is provided on caremarkrx.com (applicable slides are footnoted).

Important Information for Investors and
Stockholders
Caremark and CVS filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger.  Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.
Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.  Documents filed with the SEC by
CVS will be available free of charge on the investor relations portion of the CVS website at
http://investor.cvs.com.  Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New
York, New York 10022.
Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April
7, 2006.  CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger.  A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for
CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.
If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits are described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of
Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
No strategic benefits
Financial benefits are illusory
Risk of antitrust delay likely
Significant business risk
Diminished financial flexibility
Integration track record questionable

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
Delay will destroy 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay will destroy 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Financial Position
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay will destroy 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
No experience with large-scale merger integration
Recent integration track-record questionable
Management
Team
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Financial Position
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay will destroy 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS/Caremark merger
Strategic
Rationale

Express Scripts Proposal Not in Best Interests
of Shareholders, Customers and Consumers
No experience with large-scale merger integration
Recent integration track-record questionable
Management
Team
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Financial Position
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay will damage 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Lost business & negative synergies could offset purported
synergies
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS merger
Strategic
Rationale

Value
• Significant strategic benefit
• Solid financial benefits
• Clients supportive
• Q1 Close
• Strong management team
• No strategic advantage
• Financial benefits suspect
• Client attrition
• Q3 close or later
• Questionable recent
performance & integrations

CVS/Caremark Merger Capitalizes on
Evolving Industry Trends
In store enrollment and consultation;  Medication
Therapy Management
Medicare Part D
More transparency at point of sale - consumer able to
make totally informed decisions
Cost Shift to Consumer
Retail locations; In store enrollment and consultation Specialty Products
Chance to drive higher substitution rates at point of
sale
Robust Generic Pipeline
Consultation by pharmacist or clinician with participant
= favorable outcomes
Focus on Wellness
Gives consumers timely, actionable, personalized
information to improve health outcomes
Growing Consumerism
CVS Merger Benefit Market Trends

CVS/Caremark Merger is in Best Interest of
Shareholders, Customers and Consumers
Significant strategic benefits
Financial benefits are concrete and conservative
No antitrust risk
Business disruption minimal
Enhanced financial position
Proven management teams
CVS/Caremark Merger Enhances Shareholder Value

16 CVS/Caremark Merger Enhances Shareholder Value Logical evolution to better serve customers Caremark will be an even more effective PBM Will create differentiated services Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
HSR period expired 12/20/06 – no risk
Antitrust Status
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Clients overwhelmingly positive
Could enhance selling season results
Minimal integration risk
Business
Opportunity
HSR period expired 12/20/06 – no risk
Antitrust Status
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Flexibility for investments in existing business, strategic
opportunities, dividends and share repurchases
Financial
Flexibility
Clients overwhelmingly positive
Could enhance selling season results
Minimal integration risk
Business
Opportunity
HSR period expired 12/20/06 – no risk
Antitrust Status
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Flexibility for investments in existing business, strategic
opportunities, dividends and share repurchases
Financial
Flexibility
Proven track-records with large scale acquisition integration
History of exceeding stated synergies
Visionary leadership
Management
Teams
Clients overwhelmingly positive
Could enhance selling season results
Minimal integration risk
Business
Opportunity
HSR period expired 12/20/06 – no risk
Antitrust Status
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Flexibility for investments in existing business, strategic
opportunities, dividends and share repurchases
Financial
Flexibility
Proven track-records with large scale acquisition integration
History of exceeding stated synergies
Visionary leadership
Management
Teams
Clients overwhelmingly positive
Minimal integration risk
Expect Q1 close before selling season
Business
Opportunity
HSR period expired 12/20/06 – no risk
Antitrust Status
At least $500 million in validated cost synergies with additional cost and revenue synergy opportunities
Financial Benefits
Logical evolution to better serve customers
Caremark will be an even more effective PBM
Will create differentiated services
Strategic Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Our Board gave careful consideration to the Express
Scripts proposal.  In the end, our conclusion was
simple and straightforward:
Express’ proposal is not in the best interests of
Caremark, its shareholders, customers and consumers.
Caremark believes that future success does not lie in
simply creating a larger PBM, but in becoming an end-
to-end provider of diversified pharmaceutical services
and integrated healthcare solutions, thereby enhancing
Caremark’s already strong clinical outcomes and
creating unique opportunities to improve consumers’
health, control costs and meet the needs of payors.

24 Mac Crawford Chairman, President and CEO JP Morgan 25 Annual Healthcare Conference January 10, 2007 Creating the Premier Pharmaceutical Services and Integrated Healthcare Provider th